Exhibit 12.1

GOVERNMENT PROPERTIES INCOME TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Six Months Ended
	June 30,	Year Ended December 31,
	2016	2015		2014	2013	2012

Earnings:
Add:
Income (loss) from continuing operations (including gain on sale of properties, if any) before income tax expense and equity in earnings (losses) of investees	$15,191	$(227,990)		$42,190	$55,308	$48,903
Distributions of earnings from equity investees	17,760	21,882		17,046	—	—
Fixed charges	19,678	37,008		28,048	16,831	16,892
Subtract:
Interest capitalized	(9)	—		—	—	—
Total earnings (loss)	$52,620	$(169,100)		$87,284	$72,139	$65,795

Fixed Charges:
Interest on indebtedness and net amortization of debt issuance costs and debt premiums and discounts	$19,678	$37,008		$28,048	$16,831	$16,892
Interest capitalized	9	—		—	—	—
Total fixed charges	$19,687	$37,008		$28,048	$16,831	$16,892

Ratio of adjusted earnings (loss) to fixed charges	2.7x	-4.6x	(1)	3.1x	4.3x	3.9x

(1)The deficiency for the year ended December 31, 2015 was approximately $206.1 million.